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                                                                      EXHIBIT 12
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                 PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS
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
                                                                            12 MONTHS ENDED
                                                        DECEMBER    DECEMBER    DECEMBER    DECEMBER    DECEMBER
                                                          1994        1993        1992        1991        1990
                                                                       (IN THOUSANDS OF DOLLARS)
Net Income...........................................   $323,617    $309,866    $264,347    $233,681    $175,446
Taxes on Income......................................    156,702     140,833     105,994      88,041      22,818
Adjusted Net Income..................................   $480,319    $450,699    $370,341    $321,722    $198,264
Fixed Charges:
  Interest and Amortization of Debt Discount and
     Expense and Premium on all Indebtedness.........   $204,206    $199,415    $200,848    $213,616    $194,656
  Capitalized Interest...............................     12,427      16,167      13,800      20,953      25,748
  Interest Factor in Rentals.........................      2,010       2,144       2,033       1,801       1,840
  Total Fixed Charges................................   $218,643    $217,726    $216,681    $236,370    $222,244
Preferred and Preference Dividend
  Requirements: (1)
     Preferred and Preference Dividends..............   $ 39,922    $ 41,839    $ 42,247    $ 42,746    $ 40,261
     Income Tax Required.............................     19,074      18,763      16,729      15,916       5,166
     Total Preferred and Preference Dividend
       Requirements..................................   $ 58,996    $ 60,602    $ 58,976    $ 58,662    $ 45,427
Total Fixed Charges and Preferred and Preference
  Dividend Requirements..............................   $277,639    $278,328    $275,657    $295,032    $267,671
Earnings (2).........................................   $686,535    $652,258    $573,222    $537,139    $394,760
Ratio of Earnings to Fixed Charges...................       3.14        3.00        2.65        2.27        1.78
Ratio of Earnings to Combined Fixed Charges and
  Preferred and Preference Dividend Requirements.....       2.47        2.34        2.08        1.82        1.47

(1) Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred stock and preference stock.
(2) Earnings are deemed to consist of net income which includes earnings of BGE's consolidated subsidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.
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